

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
Zhiguo Wang
President
Yew Bio-Pharm Group, Inc.
294 Powerbilt Avenue
Las Vegas, NV 89148

> **Re:** **Yew Bio-Pharm Group, Inc.**
> **Form 10-12G**
> **Filed May 8, 2012**
> **File No. 000-54701**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. Please confirm your understanding.

2. Please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise the registration statement to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a "smaller reporting company."

Explanatory Note, page 3

4. Please tell us, with a view towards revised disclosure, why you failed to file a registration statement on Form 10 before April 30, 2010.

5. Please also include a risk factor in which you disclose the risks related to your Exchange Act violation for failing to register your common stock.

Forward-Looking Statements, page 3

6. Please remove the references to the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or explain why you believe these references are appropriate. We note, in this regard, that you are not currently subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act and that you may be an issuer of penny stock.

Item 1. Business, page 5

General, page 5

7. Please refer to the second paragraph and first bullet point thereto. We note your disclosure that through your arrangement with Wuchang Forestry Bureau that you have access to vast areas of land capable of supporting the cultivation of millions of yew trees for decades to come. Please revise to quantify the number of acres and the time frame associated with this arrangement. To the extent that you estimate yew tree production, please revise to disclose the basis for your production estimates and include balancing language that there is no guarantee that such production estimates will be achieved. Please also revise the fourth paragraph on page 8 accordingly.

8. Please refer to the second paragraph and the second bullet point thereto. Please delete the last sentence. Marketing language that cannot be objectively substantiated should be removed.

9. We note your disclosure in the Land Use and Similar Agreements section on page 70 that your arrangement with Wuchang Forestry Bureau includes a revenue sharing agreement pursuant to which any profits from the planting of yew trees or other agriculture on the covered land shall be distributed 80% to you and 20% to Wuchang Forestry Bureau. Please revise this section throughout to disclose this revenue sharing agreement.

10. Please refer to the third paragraph on page 6. We note that Zi Shan contains taxol which has been approved in the PRC as a secondary treatment for cancer. Please revise to explain in greater detail how taxol is considered a secondary treatment for cancer.

Our Business, page 7

Industry Overview, page 7

11. Please revise to remove marketing language. Examples include "significant competitive advantage" and "the highest award ever received in the forestry industry."

Traditional Chinese Medicine, page 9

12. We note your disclosure that you believe Zi Shan has general beneficial effects on overall health. Please revise to state the basis for this belief or, alternatively, delete.

Sales and Marketing, page 14

13. Please refer to the second paragraph. Please revise to quantify the percentage of revenue attributable to each greater than 10% customer. Please also revise the second risk factor on page 30 accordingly.

Intellectual Property, page 15

14. We note your disclosure that you hold certain patent rights related to the Yew Extract Method and the Asexual Reproduction Method. Please revise to disclose the duration of each patent right.

Research and Development, page 16

15. We note your disclosure that you have agreed to pay Kairun RMB 200,000 after certain technologies are developed, tested and approved by you. Please revise to clarify if this is a one-time fee or multiple fees per approved technology.

Government Regulations, page 18

16. We note your disclosure in the General section on page 5 and the Handicrafts section on page 12 that you have certain permits from certain Heilongjiang governmental authorities to sell your yew trees and manufacture your yew handicrafts. Please revise this section to discuss in greater detail these permits, their expiration dates and any associated renewal or maintenance costs.

17. Please refer to the first paragraph. We note that you have qualified your summary of PRC regulations by reference to all particular statutory or regulatory provisions. Such a qualification is inappropriate unless you file the particular statutory or regulatory provisions as exhibits to the registration statement. Please revise accordingly.

Second Restructure, page 22

18. In the last paragraph on page 25, you state that "it is possible that the Second Restructure should have been approved by YBP's shareholders." Please tell us if you have sought the advice of Nevada counsel in this regard. If so, please provide us with Nevada counsel's analysis and legal conclusions as to whether a shareholder meeting was required.

19. We also note your statement that because the company is not yet subject to the reporting obligations of the Exchange Act, it was unable to issue a proxy statement to its shareholders in connection with approval of the Second Restructure. Please revise your disclosure to address why you were not otherwise able to seek shareholder approval of the Second Restructure under Nevada law. Please also remove the statement regarding your inability to issue a proxy statement under the federal securities laws or tell us why you believe it is relevant in this context.

20. Please disclose the legal effect you believe shareholder ratification will have on the validity and enforceability of the Second Restructure.

Item 1A. Risk Factors, page 29

21. We note that you owe certain amounts to related-parties which are unsecured and payable on demand. Please revise to include a risk factor to discuss these related-party payables to include any risks related to the amounts being payable on demand.

We may not be able to raise capital as it is needed, page 31

22. We note your disclosure in this risk factor that you are contemplating a business combination which potentially could assist you in raising additional capital. Please advise us, with a view towards revised disclosure in this risk factor and throughout the registration statement, regarding your expansion plans and specifically with respect to acquiring additional businesses. Alternatively, revise this risk factor based on your business and current operations.

There may be conflicts of interest between management and other stockholders, page 33

23. We note your disclosure on pages 13 and 14 that ZTC and Yew Pharmaceutical, entities controlled by your management, are one of your major suppliers and customers, respectively. Please revise this risk factor or, alternatively, include a new risk factor, to discuss any risks related to these affiliated entities being one of your major suppliers and customers, respectively, to include quantification regarding their significance to your business and current operations.

We have engaged, and are likely to continue to engage, in certain transactions, page 33

24. Please revise this risk factor to provide quantification for each related-party transaction or relationship. Please include sufficient detail so that investors can appreciate the magnitude of these related-party transactions or relationships in the context of your business and current operations.

Reporting requirements under the Exchange Act, page 34

25. Please revise this risk factor to quantify the anticipated costs of being a public company.

26. We note your disclosure in this risk factor that management plans to devote limited time to the company. Please revise to include a new risk factor which quantifies the amount of time that you expect your management to devote to you on a per week or per month basis. Please also revise the Business section on page 5 in an appropriate place to provide similar disclosure.

Our contractual arrangements with HDS and its shareholders, page 43

27. We note your disclosure that "each contract under these contractual arrangements is valid and binding under current PRC laws and regulations." This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

We may be subject to penalties, page 45

28. We note that you requested that your PRC shareholders disclose to you whether or not they fall within the ambit of the SAFE notice and have urged your PRC shareholders to register with the local SAFE branch as required by the SAFE notice. Please advise us, with a view towards revised disclosure in this risk factor, the status of these disclosures and registrations.

If our previous offerings of stock to PRC residents are found to have violated PRC laws, page 45

29. To the extent you are able, please revise to quantify the potential liabilities discussed in the first and second paragraphs.

The failure of our shareholders to ratify the Second Restructure, page 49

30. Please describe the actual impact the failure to ratify the Second Restructure may have on the company. Please be specific in your revised disclosure.

Item 2. Financial Information, page 51

Management's Discussion and Analysis of Financial Condition, page 51

31. Please revise your discussion in MD&A to disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from HDS, such as JSJ, Yew HK, and YBP. This information should be in sufficient detail to convey the

assets and operations that are not subject to involvement with HDS, if any. Your disclosure should also discuss the risks and uncertainties that may result in deconsolidation of HDS.

Overview, page 51

32. Please refer to the third paragraph. In the first sentence and throughout the registration statement, we note that you refer to the "sale of TCM." Based on your disclosure in the registration statement, it does not appear that you sell TCM products but rather sell raw yew materials which are used by third parties to produce TCM products. Please revise this section and the registration statement throughout to clarify that you sell raw yew materials which are used by third parties to produce TCM products and to clarify that you do not sell any TCM products.

Critical accounting policies and estimates, page 51

Variable interest entities, page 52

33. We note the disclosure on page 52 indicating that HDS is considered a VIE and the company is the primary beneficiary. We also note that you entered into agreements with HDS pursuant to which HDS shall pay consulting fees equal to 100% of its net income to your wholly owned subsidiary, JSJ and JSJ shall supply the technology and administrative services needed to service HDS. Please tell us and revise the disclosure on page 52 to explain how you determined that HDS meets the criteria to be treated as a VIE outlined in ASC 810. Also, please tell us and revise the discussion on page 52 to disclose the nature and significant terms of all of the agreements that were entered into with HDS which result in the company being the primary beneficiary of HDS. Your response and your revised disclosure on page 52 should also explain in further detail why you believe it is appropriate to consolidate HDS in your financial statements pursuant to the guidance in ASC 810. In a related matter, if HDS is considered to be a VIE, please explain why there is no non-controlling interest in this entity as you have disclosed in the third paragraph on page 52. The disclosures provided in your critical accounting policies section of MD&A should be in a level of detail comparable to that provided in Note 1 to the financial statements.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 59

Cost of Revenues, page 61

34. We note your disclosure that for fiscal 2011, cost of revenues amounted to $1,125,965 as compared to $1,638,063 for fiscal 2010, a decrease of $512,098 or 31.3%. Please revise to include a discussion of the reasons why your cost of sales decreased in 2011 for each segment.

35. We note your disclosure on page 61 that cost of revenues includes among other things, shipping and handling costs. However, we also note from your disclosure on page 62 that shipping and handling costs are included in selling expenses. Please revise to resolve this discrepancy.

Liquidity and Capital Resources, page 65

36. Please revise to disclose an estimate of your expected capital expenditures in fiscal 2012. See Item 303(a)(2)(i) of Regulation S-K.

37. Please revise your Liquidity section of MD&A to describe how cash is transferred to the PRC subsidiaries and the VIE, and conversely, how earnings and cash are transferred from the PRC subsidiaries and VIE to offshore companies. Also, please describe any restrictions that impact the ability to transfer cash within the corporate structure. Additionally, please revise to disclose the nature of any restrictions on your subsidiaries' net assets, amount of those net assets, and the potential impact on your liquidity.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 73

38. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 74

39. Please revise this section to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each director and executive officer during the past five years only. If an executive officer is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

40. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Wang and Han and Ms. Qi that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 79

41. We note from the disclosure in the last paragraph on page 79 that the company's principal executive offices are located in Las Vegas, Nevada in a property owned by the company's president and principal shareholder and which is provided to the company rent-free. Please revise the company's financial statements to reflect the fair value of the premises that are provided to the company rent-free as an expense and a capital contribution in the company's consolidated financial statements in accordance with the guidance in SAB Topic 5:T.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 81

42. We note the reference in the first risk factor on page 49 to the OTC Bulletin Board and the "pink sheets." Please tell us, with a view towards revised disclosure, if you intend for your common stock to be quoted on one of these markets.

Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-4

43. We note that you have separately disclosed sales to a related party, Yew Pharmaceutical, on the face of your consolidated statement of income. Please revise your consolidated statement of income to also separately disclose costs of sales related to the sales made to this related party.

Notes to the Audited Financial Statements, page F-7

Note 1. Organization and Principal Activities, page F-7

44. We note your disclosure that the company is deemed to be the primary beneficiary of HDS and the results of HDS are consolidated in the company's consolidated financial statements for financial reporting purposes. Please revise to disclose the carrying amount and classification of the consolidated VIE's assets and liabilities, including qualitative discussion of restrictions on assets. See ASC 810-10-50-14.

45. We note your disclosure on page F-10 that pursuant to ASC 805, as YBP and HDS are under the common control of the HDS shareholders, the Second Restructure was accounted for in a manner similar to a pooling of interests. In light of the fact that it appears from the disclosures earlier in Note 1 that the HDS shareholders owned only 41.5% of YBP's common stock in February 2010, please explain to us why you believe that there is common control between HDS and YBP. As part of your response, please refer to the guidance in ASC 805-50-15 and EITF 02-5.

Note 2. Summary of Significant Accounting Policies, page F-11

Value added tax, page F-15

46. We note your disclosure that you are subject to VAT at a rate of 13% for agricultural products and 17% for handicraft products sold in the PRC and the amount of VAT liability is determined by applying the applicable tax rate to the amount of goods sold less VAT accrued on purchases made with the relevant supporting invoices. Please revise to disclose whether you present VAT on a gross basis (included in revenues and costs) or net basis (excluded from revenues).

Note 3. Inventories, page F-19

47. We note from the disclosures provided in Note 3 that the company's carrying value for finished goods of handicrafts totaled $924,112 at December 31, 2011. Given that your sales of such items have totaled only $102,701 in 2011 and $151,540 in 2010, please explain in detail why you do not believe an adjustment for slow moving or obsolete inventories is required at December 31, 2011 to reflect such inventories at the lower of cost or market value.

Note 12. Segment Information, page F-27

48. We note your disclosure of revenues, revenues-related parties, and cost of sales by segment. Please revise to also disclose a measure of profit or loss and total assets for each reportable segment as well as expenditures for long-lived assets for each segment. The total of the reportable segments' measures of profit or loss should be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations. See guidance in ASC 280-10-50-22 through ASC 280-10-50-25 and ASC 280-10-50-30.

Note 13. Commitments and Contingencies, page F-28

49. We note your disclosure that in March 2010 you acquired land use rights for an aggregate cost of $12,500,000 and as of December 31, 2011 you had made payments of approximately $11,100,000 and had a payable in the amount of $1,300,000 related to the purchase. Please revise your notes to explain how you have accounted for the $1,300,000 remaining liability payable on your balance sheet. As part of your response and revised disclosure, please tell us where the payable has been recorded on your balance sheet as of December 31, 2011. If no payable has been recognized, please explain why.

Note 15. Subsequent Events, page F-29

50. We note from the disclosure included in Note 15 that the company intends to issue stock purchase options to each of Mr. Wang, Madame Qi and Mr. Han in an amount equal to the number of shares of YBP common stock that each of them currently owns. We also note that these options will have an exercise price of $.10 per share, will be exercisable for a period of five years and will be fully vested upon issuance. With regards to these option grants, please tell us and revise Note 15 to explain how you plan to value and account for the issuance of these options in the company's financial statements upon issuance. If no compensation expense will be recognized upon their issuance, please explain why including the relevant GAAP accounting literature that supports the planned treatment for the option grants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Lance Kimmel, Esq.